RECEIVED
2014 JUL 14 PM 1:10
SEC / MR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART 111

SEC FILE NUMBER
8- 50156

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
J. P. Turner & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3060 Peachtree Road, Suite 1100
(No. and Street)

Atlanta (City) **GA** (State) **30305** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven Fisher **(404) 479-8115**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100 (Address) **Atlanta** (City) **Georgia** (State) **30339** (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

14041159

TZ 7/18/14

7/17/14

OATH OR AFFIRMATION

I, **Steven Fisher**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

J. P. Turner & Company, LLC, as

of **December 31**, **2013**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Fin Op

Title

Notary Public

DENNIS S MADEJ
NOTARY PUBLIC
COBB COUNTY
STATE OF GEORGIA
MY COMM. EXPIRES MAY 28, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

J. P. TURNER & COMPANY, L.L.C.

FINANCIAL STATEMENTS
For the Year Ended
December 31, 2013
With
Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Members
J.P. Turner & Company, L.L.C.

Report on the Financial Statements

We have audited the accompanying financial statements of J.P. Turner & Company, L.L.C. which comprise the statement of financial condition as of December 31, 2013 and the related statements of operations, subordinated borrowings, members' equity and cash flows for the year then ended, and the related notes to the financial statements that are to be filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.P. Turner & Company, L.L.C. as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

February 27, 2014
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

J. P. TURNER & COMPANY, L.L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

	2013
Cash and cash equivalents	$ 3,322,043
Receivable from broker-dealers (Note J)	4,223,255
Deposits with clearing broker-dealer (Note J)	250,000
Advances to brokers (Note B)	943,860
Securities owned, at estimated fair value (Notes F and G)	388,324
Office furniture and equipment, at cost, less accumulated depreciation of $1,598,770 (Note C)	245,683
Due from related parties	190,179
Other	104,851
	$ 9,668,195

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND MEMBERS' EQUITY

	2013
Liabilities:	
Accounts payable	$ 489,434
Accrued commissions	4,307,716
Securities sold, but not yet purchased, at market value (Notes F and G)	39,408
Accrued litigation cost (Note H)	2,979,000
Other accrued liabilities	534,422
Deferred rent liability (Note C)	157,593
Capital lease obligation (Note C)	160,017
Total Liabilities	8,667,590
Members' Equity (Note D):	
Paid in capital	3,707,982
Retained earnings	32,121,681
Accumulated distributions	(34,829,058)
Total Members' Equity	1,000,605
	$ 9,668,195

The accompanying notes are an integral part of these financial statements.

J. P. TURNER & COMPANY, L.L.C.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2013

	2013
Revenues:	
Commissions	$ 72,389,883
Investment banking	2,036,363
Trading	2,790,905
Total revenues	77,217,151
Expenses:	
Employee compensation and benefits	5,856,586
Commissions, clearing costs and investment banking	62,721,630
Litigation and settlements	8,815,968
Communications and data processing	1,031,025
Occupancy (Note C)	862,164
Other	1,747,302
Total expenses	81,034,675
Net income (loss)	$ (3,817,524)

The accompanying notes are an integral part of these financial statements.

J. P. TURNER & COMPANY, L.L.C.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
For the Year Ended December 31, 2013

Subordinated borrowings at January 1, 2013	$ -
Increases:	
Issuance of subordinated notes	1,000,000
Decreases:	
Payment of subordinated notes	(1,000,000)
Subordinated borrowings at December 31, 2013	$ -

The accompanying notes are an integral part of these financial statements.

J. P. TURNER & COMPANY, L.L.C.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2013

		2013
CASH FLOW FROM OPERATING ACTIVITIES:		
Net loss	$	(3,817,524)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization		77,980
Amortization and write-off of employee advances		270,368
Changes in assets and liabilities:		
(Increase) decrease in:		
Receivables		767,004
Securities owned		824,093
Advances to employees and members, net		(82,830)
Other		61,970
Due from related parties		(183,948)
Increase (decrease) in:		
Accounts payable		204,714
Accrued commissions		450,775
Litigation accrual		1,634,448
Other liabilities		217,240
Accrued rent		(118,611)
Securities sold, not yet purchased		5,471
Due to related parties		(144,294)
NET CASH PROVIDED BY OPERATING ACTIVITIES		166,856
CASH FLOW FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(49,030)
NET CASH USED BY INVESTING ACTIVITIES		(49,030)
CASH FLOW FROM FINANCING ACTIVITIES:		
Capital contributions		2,250,000
Distributions to members		(549,301)
Repayment of capital lease obligations		(39,859)
NET CASH PROVIDED BY FINANCING ACTIVITIES		1,660,840
NET INCREASE IN CASH		1,778,666

J. P. TURNER & COMPANY, L.L.C.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2013

	2013
Cash at beginning of year	1,543,377
Cash at end of year	$ 3,322,043
SUPPLEMENTAL CASH FLOW INFORMATION	
Acquisition of office equipment with capital lease obligation	$ 199,875
Interest expense	$ 21,250

The accompanying notes are an integral part of these financial statements.

J. P. TURNER & COMPANY, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2013

	Paid-in Capital	Accumulated Distributions	Retained Earnings	Total
Balance, December 31, 2012	$1,457,982	$(34,279,757)	$35,939,205	$3,117,430
Member contributions	2,250,000			2,250,000
Net loss			(3,817,524)	(3,817,524)
Distributions to members		(549,301)	-	(549,301)
Balance, December 31, 2013	$3,707,982	$(34,829,058)	$32,121,681	$1,000,605

The accompanying notes are an integral part of these financial statements.

J. P. TURNER & COMPANY, L.L.C.
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: J. P. Turner & Company, L.L.C. was organized as a Limited Liability Company and began business as an independent registered broker-dealer in 1997. The Company is a member of the Financial Industry Regulatory Authority. The Company's activities have primarily been in the area of providing investment banking and securities brokerage services to the public from offices located throughout the United States of America.

Depreciation: Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

Income Taxes: The Company is a Limited Liability Company that has elected to be taxed as an S Corporation under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its members and no liability for income taxes is reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2010.

Securities Transactions: Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Securities owned are valued at market value, and securities owned, that are not readily marketable, are valued at fair value as determined by management.

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Consideration of Credit Risk: The Company maintains its cash in bank deposit accounts at high credit quality financial institutions. The balances, at times, may exceed federally insured limits.

Cash equivalents consist of highly liquid investments purchased with a maturity date of three months or less, that are not held for sale in the ordinary course of business.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Investment Banking: Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities and debt offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing advisory services. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Date of Management's Review – Subsequent events were evaluated through February 27, 2014, which is the date the financial statements were available to be issued.

Receivables: Receivables are uncollaterized obligations due under normal trade terms. The carrying amount of receivables may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management reviews all receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Management believes that the receivables recorded at December 31, 2013 are fully collectable and are therefore stated at net realizable value.

NOTE B – ADVANCES TO BROKERS

At December 31, 2013, approximately $256,000 of the advances to brokers are supported by non-interest bearing notes receivable which are to be forgiven by the Company as compensation if the brokers meet certain performance criteria or remain registered at the Company through certain dates in the future. These balances are charged to compensation during the term of the respective agreements.

NOTE C – LEASES

Operating leases:
The Company leases its office facilities and other property under operating leases. Operating lease expense for 2013 was approximately $692,000.

At December 31, 2013, the future minimum lease payments under office facilities leases are as follows:

2014	$ 764,000
2015	752,000
2016	774,000
2017	793,000
2018	813,000
Thereafter	6,701,000
Total	$ 10,597,000

During 2003 and 2005, the Company entered into new office premises leases that contained periods of free rent. The deferred rent liability arose from allocation of the rent payments due in future periods to the free-rent periods.

Capitalized leases:
The Company leases office equipment with a cost of approximately $200,000 under capitalized leases. Amortization expense for capitalized property was approximately $20,000 for 2013.

The following is a schedule by years of future minimum lease payments under the capital leases together with the present value of the net minimum lease payments as of December 31, 2013:

Year ending December 31:	
2014	$ 46,000
2015	59,000
2016	59,000
2017	20,000
Total minimum lease payments	184,000
Less amount representing interest	(23,984)
Present value of net minimum lease payments	$ 160,016

NOTE D – NET CAPITAL REQUIREMENTS AND SUBSEQUENT EVENT

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as

NOTE D – NET CAPITAL REQUIREMENTS AND SUBSEQUENT EVENT (CONTINUED)

defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital deficit of $712,402 which was $1,287,614 below its required net capital of $575,212 and the ratio of aggregate indebtedness to net capital exceeded 15 to 1.

The net capital deficit at December 31, 2013 existed until January 9, 2014 at which date the members contributed $2,000,000 to paid-in-capital.

NOTE E – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of individuals and other entities. The Company's transactions are collateralized and are executed with and on behalf of its customers, including other brokers and dealers and other financial institutions.

The Company introduces all customer transactions in securities traded on U.S. securities markets to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance the

Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2013, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2013.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet-risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE F – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2013.

	Fair Value Measurements December 31, 2013	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Assets:				
Securities owned:				
Municipal bonds	$ 197,058	$ 197,058	$ -	$ -
Equities	191,266	191,266	-	-
	$ 388,324	$ 388,324	$ -	$ -
Liabilities:				
Securities sold, not yet purchased:				
Municipal bonds	$ 37,051	$ 37,051		
Equities	2,357	$ 2,357	-	-
	$ 39,408	$ 39,408	$ -	$ -

NOTE F – FAIR VALUE (CONTINUED)

Fair value of investments securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges when available. If quoted prices are not available, fair value is determined using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

NOTE G – SECURITIES AVAILABLE FOR SALE

Securities available for sale at December 31, 2013 consist of the following:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Assets:				
Municipal bonds	$ 194,632	$ 2,426	$ -	$ 197,058
Equities	172,421	18,845	-	191,266
	$ 367,053	$ 21,271	$ -	$ 388,324
Liabilities:				
Securities sold, not yet purchased:				
Municipal bonds	$ 36,538	$ -	(513)	37,051
Equities	2,353	$ -	(4)	2,357
	$ 38,891	$ -	$ (517)	$ 39,408

The municipal bond maturities range from 20 to 34 years.

There were no securities impaired at December 31, 2013.

NOTE H – CONTINGENCIES

The Company is engaged in various litigation and arbitrations incurred in the normal course of business. The cost of legal defense and settlements with customers and regulations for 2013 was approximately $7,700,000. At December 31, 2013, the Company has accrued approximately $2,979,000 for the expected cost to settle litigation and arbitrations in progress, after estimated reimbursements from insurance carriers and employed brokers, and reduction of claims to estimated losses.

J. P. TURNER & COMPANY, L.L.C.
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

NOTE I – RETIREMENT PLAN

The Company has adopted a profit sharing plan with a 401(k) feature covering substantially all employees. Contributions by the Company are at the discretion of the members. No Company contributions were authorized for 2013.

NOTE J – CLEARING BROKER-DEALER

The Company clears all of its proprietary and customer transactions through a clearing broker-dealer on a fully disclosed basis. The fully disclosed correspondent/clearing agreements requires a deposit of $250,000. Provided that the Company is not in default of its obligations or liabilities to the clearing firm, the clearing firm will return the security deposits following termination of the fully disclosed correspondent/clearing arrangement.

The Company's fully disclosed clearing agreement with its clearing broker dealer requires that the Company maintain net capital of not less than $1,500,000. The Company's net capital was below the required amount at December 31, 2013, see Note D.

NOTE K – RELATED PARTY TRANSACTIONS

The Company's errors and omissions insurance policy is owned by a related company. The company pays one-twelfth of the annual premium to the related company each month. The amount of payments to the related company for the year ended December 31, 2013 was approximately $1,283,000.

NOTE L – NET LOSS AND SUBSEQUENT EVENT

The Company had a significant loss for 2013 that was primarily related to costs incurred to defend and settle litigation and arbitration. During 2013 the Company was dependent upon capital contributions from its owners for working capital and to meet its regulatory net capital requirements. In addition, the owners made capital contributions in January 2014 to enable the Company to meet required net capital.

In January 2014, the members agreed to sell the Company and a sister company that is a Registered Investment Advisory firm, J.P. Turner & Company Capital Markets, LLC, to RCS Capital, Inc., a publically-held company. The sale is expected to be completed in the second calendar quarter of 2014.

J. P. TURNER & COMPANY, L.L.C.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2013

The accompanying schedules are prepared, as applicable, in accordance with the requirements and general format of FOCUS Form X-17A-5.

J. P. TURNER & COMPANY, L.L.C.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

December 31, 2013

Net Capital	
Total members' equity qualified for net capital	$ 1,000,605
Deduction for non-allowable assets:	
Advances to brokers	(943,860)
Non-allowable receivables	(33,569)
Property and equipment	(245,683)
Other assets	(104,851)
Due from related parties	(190,179)
Net Capital (deficit), before haircuts	(517,537)
Haircuts on securities	(194,865)
Net Capital (deficit)	$ (712,402)
Aggregate Indebtedness:	
Total liabilities, less securities sold not yet purchased	$ 8,628,182
Computation of Basic Net Capital Requirement:	
Minimum net capital required at 6.67% of aggregate indebtedness	$ 575,212
Net capital pursuant to market making activity	$ 250,000
Net capital deficit	$ (1,287,614)
Ratio of aggregate indebtedness to net capital	- to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2013

There is no difference between net capital (deficit) as reported in Part IIA of Form X-17a-5 and net capital (deficit) as reported above.

J. P. TURNER & COMPANY, L.L.C.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

Note - The Company is exempt under paragraph (k)(2)(ii) of the rule as a Broker-Dealer which does not carry customer accounts.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

Note - The Company is exempt under paragraph (k)(2)(ii) of the rule as a Broker/Dealer which does not carry customer accounts.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
J. P. Turner & Company, L.L.C.

In planning and performing our audit of the financial statements of J. P. Turner & Company, L.L.C. for the year ended December 31, 2013, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by J. P. Turner & Company, L.L.C., that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not study the practices and procedures related to the following: (1) in making quarterly securities examinations, counts, verifications, and comparisons, (2) the recordation of differences required by Rule 17a-13; and (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board for Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Material weakness:
The Company did not have adequate controls in place to accurately reflect the accrual for the estimated cost to settle arbitrations and litigation in progress and maintain adequate net capital. The adjustment needed to adjust the accrual to a reasonable amount resulted in a net capital deficit at December 31, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate at December 31, 2013 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Atlanta, Georgia
February 27, 2014

Rubio CPA, PC

RUBIO CPA, PC

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S GENERAL ASSESSMENT RECONCILIATION

To the Members of J. P. Turner & Company, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by J. P. Turner & Company, L.L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating J. P. Turner & Company, L.L.C.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). J. P. Turner & Company, L.L.C.'s management is responsible for J. P. Turner & Company, L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in Form SIPC-7 for the year then ended, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 27, 2014

Rubio CPA, PC

RUBIO CPA, PC

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050156 FINRA DEC
JP TURNER & COMPANY LLC 13*13
ONE BUCKHEAD PLAZA
3060 PEACHTREE RD NW 11TH FL
ATLANTA GA 30305-2234

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Steven Fiske 404-479-8115

2. A. General Assessment (item 2e from page 2) $ 152,921

B. Less payment made with SIPC-6 filed (exclude interest) (82,279)
7/24/13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 70,642

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 70,642

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 70,642

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _____ day of ______________, 20 _____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 77,217,151

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 12,805,073

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 585,124

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 2,658,576

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 16,048,773

2d. SIPC Net Operating Revenues $ 61,168,378

2e. General Assessment @ .0025 $ 152,921

(to page 1, line 2.A.)